JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

November 11, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:  Sean Donahue

Re:

Paramount Gold and Silver Corp.  (the “Company”)

Amendment No, 2 to the Registration Statement on Form S-3

File No.  333-153104

Filed:  October 8, 2008

Preliminary Proxy Statement on Schedule 14A

File No.  1-33630

Filed October 29, 2008

Dear Sir:

The following responses are filed in connection with the Commission’s comment letter dated November 7, 2008.

1. With respect to comment No. 1 regarding any acceleration request regarding the S-3 Registration Statement.

No request for acceleration will be submitted until all comments with respect to the Proxy Statement have been  addressed to the satisfaction of the Commission.

2.  With respect to comment No. 2 regarding the Tandy representations.

Please be advised that under separate cover, Mr. Crupi, the Company’s chief executive officer, has made the required “Tandy” representations.

3.  With respect to comment No. 3 regarding the statement that annual salary is based on “external competitiveness and internal equity” :

We have set forth in the second amendment  the criteria utilized by the Company’s Nominating Committee and Board of Directors in determining a compensation package.  Where no specific guidelines were established, we have set forth this disclosure.

For example, in discussing director compensation we have stated the following:

  With respect to stock based compensation, our Nominating Committee believes that the stock based compensation is in-line with similarly situated exploratory stage mining companies.  It was also determined that board members should be treated equally.  That each board member was bringing unique talents to the Board and that by authorizing disproportionate compensation to the various board members would create dissention and ultimately hinder the Company’s growth.

See page 17 for a more detailed description.

With respect to compensation paid to our officers we have stated the following:

During 2008 our officers were compensated with both common stock and common stock warrants. Except with respect to the stock grants to Mr. Crupi, the Compensation Committee and the entire Board of Directors did not establish any quantifiable criteria with respect to the level of either the stock grants or options.  With respect to the stock awards granted to Mr. Crupi, the Board agreed to issue 400,000 shares of its common stock (valued for accounting purposes at $792,000) for meeting the following criteria. (1.) Secure a sufficient level of financing to undertake an extensive drilling program, (2) Secure a listing for the Company on the American Stock Exchange and (3) Secure a listing for the Company on the Toronto Stock Exchange

See pages 18 and 19 for a more detailed description.

4.  With respect to comment No. 4 and the bonus of $35,000 paid to both Mr. Crupi and Mr. Reed:

The $35,000 bonus paid to Mr. Crupi and Mr. Reed was based on a review of the services provided and the time each officer devoted to the Company’s operations.  Mr. Crupi was critical to securing the Company’s financing in 2007 and waived any type of additional salary until the financing was secured. Mr. Reed’s $35,000 bonus was paid on account of the additional work and time required on his part in overseeing operations at the San Miguel property.

See disclosure on pages 18 and 19.

5.  With respect to comment No. 5 and the determination of the amount of equity based compensation paid to our officers and directors:

Compensation for our directors is disclosed in response to comment 3 above.  In addition, we have also provided the additional disclosure language set forth herein.

It should be noted that   the stock grants were awarded on the condition that the shares of common stock could not be sold for a period of one year.  By requiring a one year holding period, our directors  were given the incentive to strive for shareholder value despite declining market conditions.  All stock options were granted at the market on the date of grant. Under Generally Accepted Accounting Principles (“GAAP”) we were required to value these grants based on the date of grant.

See pages 11 and 19.

With respect to the $792,000 and $560,000 paid to Mr. Crupi, please see our response to comment 3 above.  In addition, please see additional disclosure set forth on page 19.

6.  With respect to Comment No. 6 and the assumptions made in the valuation of awards for stock options and further disclosures please be advised that:

We have set  forth in the footnotes to the compensation schedule for our officers the assumptions that we relied upon in valuing the stock awards and option grants. Valuations of stock grants were based on the value of the stock at the date of grant while we used the Black Sholes  method to calculate the  value of option grants.

See pages 10 and 11 with respect to our non employee directors and pages 18 and 19 with respect to our employee directors

We have also added a section titled: “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to assist shareholders with their understanding of our operations and the impact a change in the exercise price of the options will have on our financial operations.

See page 22.

7.  With respect to comment No. 7 and your inquiry regarding plan based options and providing the information required by Item 402(d):

We have amended the proxy with respect to the grant of plan based awards to include a table showing the number of stock awards, the number of stock option awards,  the price of the common stock on the grant date for both the options and common stock.

The revised table for our non-employee directors appears on page 12.

The revised table for our officers appears on page 20.

8.  With respect to comment No. 8 in connection with the outstanding equity awards at year end:

We have further amended the proxy to include in tabular form a schedule showing the number of options, expiration date, exercise price of all vested and unvested options.  It should be noted that all option grants are fully vested.

The revised table for our non-employee directors appears on page 12.

The revised table for our officers appears on page 20.

9.  With respect to comment No. 9 in connection with the Company’s Equity Compensation Plan:

We have made the statement that any securities which are available for issuance under any existing equity compensation plan will remain available for issuance.

See page 35.

10.  With respect to comment No. 10 and the Company’s proposal to change the strike price of outstanding options:

We have disclosed if any outstanding securities are to be modified and the nature thereof.

We have noted that except for the strike price of the options, all other terms of the outstanding options will remain unchanged.

We have detailed the reason for the change in the strike price of the options.

We have disclosed the accounting implications of the change in the strike price.

See pages 36 and 37.

11.  With respect to comment No. 11 and the accounting implications of the proposed option repricing, calculated in accordance with FAS 123R:

We have disclosed the accounting implications with respect to the repricing of the options, assuming the proposal is approved by the shareholders prior to the quarter ended December 31, 2008.

See page 23.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.